FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of February, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
     Paris, February 15th 2006
2005 Operating Revenues
Sharp increase in 4th quarter operating revenues : + 34%
2005 Operating revenues: €870 million, USD 1.081 billion, up 27%
2005 Operating results target confirmed
Compagnie Generale de Geophysique (ISIN: FR0000120164 ; NYSE : GGY) today announces non-audited revenues at December 31, 2005 of Euros 870 million (USD 1.081 billion), up 27% compared to Euros 687 million (USD 855 million) in 2004.
The total revenues for the fourth quarter 2005 were Euros 263 million (USD 312 million), up 34% in Euros and up 23% in USD compared to Euros 196 million (USD 254 million) in the fourth quarter 2004.
Commenting on the figures, CGG CEO Robert Brunck said : “The fourth quarter was strong as anticipated, driven by continuing improved market conditions. In view of these figures, we can confirm our target for full year 2005 operating results.”
CGG’s 2005 audited financial results will be released on March 9th 2006.
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
     The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geosciences services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.
Contact :
Christophe BARNINI            (33) 1 64 47 38 10 / (33) 1 64 47 38 11

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux
91341 — Massy Cedex

Date : February 15th 2006	By Senior Executive Vice President
Strategy , Control & corporate planning
/Gerard CHAMBOVET/